[LETTERHEAD OF SANDLER O’NEILL & PARTNERS]

May 15, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Healthcare Trust Incorporated
Registration Statement on Form S-11 (Registration Number 333-203210)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby join Community Healthcare Trust Incorporated in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on May 20, 2015, or as soon thereafter as may be practicable.

Very Truly Yours,

Sandler O’Neill & Partners, L.P.
By:	Sandler O’Neill & Partners, Corp.,
the sole general partner

/s/ Jennifer Docherty
Jennifer Docherty
An Officer of the Corporation